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[VIVENDI
  UNIVERSAL LOGO]




                     VIVENDI UNIVERSAL ANNOUNCES CLOSING
                       OF THE SALE OF HOUGHTON MIFFLIN



Paris, December 31, 2002 - Vivendi Universal (Paris Bourse: EX FP; NYSE:V) today announced that it has sold the U.S. publishing company Houghton Mifflin to a consortium comprising Thomas H. Lee and Bain Capital. The transaction values Houghton Mifflin at $1.66 billion (around 1.7 billion), of which $1.28 billion in cash was received and $380 million in debt was taken on by the consortium.


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